Exhibit 99.2

Ardagh Group S.A. Declares Quarterly Dividend

Ardagh Group S.A. (NYSE: ARD) announces that its board of directors has declared a quarterly cash dividend of $0.14 per common share. This is payable on November 29, 2019 to shareholders of record on November 15, 2019.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people with sales of $7bn.

Forward-Looking Statements

This press release includes "forward-looking statements," within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

October 31, 2019

Contacts

Investors:

Email: john.sheehan@ardaghgroup.com

www.ardaghgroup.com

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